UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 27, 2010

DATE, TIME, AND PLACE: April 27, 2010, at 3:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” ou “Companhia”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: Shareholders representing more than ninety one percent (91%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book. Present also (i) Mr. Marco Antônio Martins de Araújo Filho, Mr. Amâncio Acúrcio Gouveia, Mr. Marcos Adriano Ferreira Zoni and Mr. Reginaldo Antonio Ribeiro, Executive Officers of Banco Santander, and (ii) Mr. Francisco Antonio Maldonado Sant´Anna and Rodrigo Natacci, representants of Deloitte Touche Tohmatsu Auditores Independentes, external auditors of Banco Santander.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the Brazilian State Gazette (“DOE/SP”), in editions of March 26, 27 and 30, 2010, and in the newspaper “Valor Econômico”, in editions of March 26, 29 and 30, 2010; e (2) Financial Statements of the Company related to the semester ended on June 30, 2009 and the fiscal year ended on December 31, 2009, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, published in the Brazilian State Gazette (“DOE/SP”) and “Valor Econômico”, in editions of July 03, 2009 and February 05, 2010, respectively.

AGENDA:

ORDINARY SHAREHOLDERS MEETING:

(a)       Take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2009, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

[Free English Translation]

(b)       Decide on the destination of the net profit of the fiscal year of 2009 and the distribution of dividends; and

(c)        Fix the annual overall consideration of the Company´s management for the exercise of 2010.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a)       Approve the increase of the Company’s capital, through the capitalization of capital reserves, in the amount of R$ 22,130,211.93, without issuing new shares, the Company’s capital being increased from R$ 62,806,071,402.28 to R$ 62,828,201,614.21, fully paid-in and divided into 212,841,731,754 common registered shares, with no par value, and 186,202,385,151 preferred registered shares, with no par value, according to the Proposal of the Board of Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on March 15 and 22, 2010, respectively; and

(b)       Approve the amendment of the Company’s Bylaws, in its articles 5, heading, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, heading and paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, for addition of paragraphs 3 and 4, according to the Proposal of the Board of Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on March 15 and 22, 2010, respectively.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Ordinary and Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders, were published as per establishes article 133, paragraph 5º, of Law nº 6.404/76, and were disclosed on website www.cvm.gov.br on March 26, 2010, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1º and 2º, of Law 6,404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of Banco Santander resolved to:

IN THE ORDINARY SHAREHOLDERS MEETING:

(a) With abstention of the legally prevented, APPROVE the management accounts, in the form  recorded in the Company’s Financial Statements related to the fiscal year ended on December 31, 2009, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report,

[Free English Translation]

everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on February 01 and 02, 2010, respectively;

The matters described in the preceding item (a) have been approved by the vote of shareholders representing 91,40% of the voting capital, being registered 0,009% contrary votes and 0,014% abstentions.

(b) DECIDE on the destination of the net profit of the fiscal year of 2009, at the amount of R$ 1,801,192,185.50 (one billion, eight hundred and one million, one hundred and ninety-two thousand, one hundred and eighty five reais and fifty cents), namely: (b.1) 5% (five per cent), corresponding to R$ 90,059,609.28 (ninety million, fifty nine thousand, six hundred and nine reais and twenty eight cents), for the Legal Reserve account, (b.2) R$ 1,575,000,000.00 (one billion, five hundred and seventy five million reais), as dividends and interest on shareholders’ equity, which have already been the subject matter of a resolution in Meetings of the Board of Directors held on April 28, June 30, December 23 and 28, 2009, of which R$ 825,000,000.00 (eight hundred and twenty five million reais) as interest on shareholders’ equity imputed to the value of minimum mandatory dividends, R$ 422,600,000.00 (four hundred and twenty-two million, six hundred thousand reais) as interim dividends and R$ 327,400,000.00 (three hundred and twenty-seven million, four hundred thousand reais) as interim dividends to the shareholders related to the 1st half of 2009; and (b.3) the net profit balance remaining after the distributions above, at the value of R$ 136,132,576.22 (one hundred and thirty six million, one hundred and thirty two thousand, five hundred and seventy six reais and twenty two cents) to the Dividend-Equalization Reserve account, as provided for in article 34, item III, item a, of the Company’s By-Laws, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on February 01 and 02, 2010, respectively. The Chairman clarified that the above mentioned interest on capital and dividens were paid to the shareholders as from February 22, 2010, according to the Notice to Shareholders and errata of December 23 and 28, 2009, respectively, published in the Brazilian State Gazette (“DOE/SP”), in editions of December 24 and 29, 2009, and in the newspaper “Valor Econômico”, in editions of December 28 and 29, 2009; e

The matters described in the preceding item (b) have been approved by the vote of shareholders representing 91,422% of the voting capital, being registered 0,009% contrary votes and 0,013% abstentions.

(c) With abstention of the legally prevented, FIX the annual overall consideration of the Company´s management for the exercise of 2010, in the total amount of up to R$ 246,560,000.00 (two hundred and forty six million, five hundred and sixty thousand reais), everything as proposed by the Board of Directors, in the meeting held on March 22, 2010.

The matters described in the preceding item (c) have been approved by the vote of shareholders representing 86,044% of the voting capital, being registered 2,301% contrary votes and 3,099% abstentions.

[Free English Translation]

The shareholders Ademir José Wiederkehr, Vera Lucia Marchioni, Wagner Cabanal Mendes, and AFUBESP – Associação dos Funcionários do Grupo Santander Banespa, Banesprev e Cabesp presented votes in writing contrary to the matters related to the Ordinary Shareholders Meeting, which were received by the Board and shall remain on file at the Company’s main place of business.

IN EXTRAORDINARY SHAREHOLDERS MEETING:

(a) APPROVE the increase of the Company’s capital, through the capitalization of capital reserves, in the amount of R$ 22,130,211.93 (twenty two million, one hundred and thirty thousand, two hundred and eleven reais and ninety three cents), without issuing new shares, the Company’s capital being increased from R$ 62,806,071,402.28 (sixty two billion, eight hundred and six million, seventy one thousand, four hundred and two reais and twenty eight cents), in accordance to the increases of capital approved by the Board of Directors, within the limit of the authorized capital, in the Board of Directors Meetings held on October 06, 13 and 29, 2009, respectively, to R$ 62,828,201,614.21 (sixty two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty one cents), 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common registered shares, with no par value and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, registered shares, with no par value, everything as proposed by the Board of Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on March 15 and 22, 2010, respectively; and

The matters described in the preceding item (a) have been approved by the vote of shareholders representing 91,416% of the voting capital, being registered 0,015% contrary votes and 0,013% abstentions.

(b) APPROVE the amendment of the Company’s Bylaws, in its articles 5, heading, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, heading e paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, for addition of paragraphs 3 and 4, according to the Proposal of the Board of Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on March 15 and 22, 2010. The Chairman clarified that according to the Notice to the Market published on [13] April, 2010, the deliberation for the inclusion of a new paragraph on article 35 in the Company´s Bylaws  was impaired. As result of the amendment hereby approved, the above mentioned articles shall henceforth have the following writing: “Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty-one cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four)

[Free English Translation]

common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, registered shares, with no par value. (...) Article 12. Members of the Board of Directors elected to an office as member of the Board of Executive Officers may be entitled to the respective compensations of the offices that they eventually will hold. (...) Article 15 (...) Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, “ad referendum” of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors. Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests. Paragraph 1 The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article. Paragraph 2 The calls shall indicate the place, date and time of the meeting and, briefly, the agenda. Paragraph 3 The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call. Paragraph 4 The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act. Paragraph 5 The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda. Paragraph 6 The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published. Paragraph 7 The resolutions of the Board of Directors shall be taken by majority of votes among the attending members. Article 17. (...) XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the Annual General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties; (...) Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a

[Free English Translation]

specific designation. (...) Paragraph 2 The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election. (...) Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints. Paragraph 1 The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held: I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a specific designation; or II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a specific designation, or III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer and any ten (10) members of the Board of Executive Officers, including the Officers without a specific designation. Paragraph 2 The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published. Paragraph 3 The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a specific designation. Paragraph 4 The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws. Article 22. The assignments and duties of the Board of Executive Officers are: (...) V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the Annual General Meeting; VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of in rem guarantees and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the Annual General Meeting; VII - resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad; VIII - submit to the Board of Directors the financial statements; IX - define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and X - set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof. (...) Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for: (...) IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof, and (...) Article 35. (…) Paragraph 3 The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.”.

[Free English Translation]

The matters described in the preceding item (b) have been approved by the vote of shareholders representing 91,403% of the voting capital, being registered 0,022% contrary votes and 0,020% abstentions.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the attendees. São Paulo, April 27, 2010. Board: Marco Antônio Martins de Araújo Filho – Chairman. Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. p.p. Flavia Zahr Pace; p.p. Beatriz Arruda Outeiro. STERREBEECK, B.V. p.p. Flavia Zahr Pace; p.p. Beatriz Arruda Outeiro. SANTANDER INSURANCE HOLDING, S.L. p.p. Flavia Zahr Pace; p.p. Beatriz Arruda Outeiro. Flavia Zahr Pace. Beatriz Arruda Outeiro. Mauro Eduardo Guizeline. Ulisses Gomes Guimarães. Marcos Adriano Ferreira Zoni. Silvia Lopes Vilas Boas Magalhães. Saulo dos Santos Clemente. Danilo Christófaro Barbieri. Reginaldo Antônio Ribeiro. André Rafael Nunes Hegedus Guedes. Marcos Aurélio Schmitz. Braulio Clemente Neto. Wagner Cabanal Mendes. Vera Lucia Marchioni. Rodrigo Barbosa Veríssimo. Ademir José Wiederkher. Alfredo Fernandez de Larrea Ortiz de Zarate. Pedro Freitas Guerreiro. JPMORGAN CHASE BANK, NATIONAL ASSOCIATION p.p. Banco Santander (Brasil) S.A. Danilo Christófaro Barbieri; Saulo dos Santos Clemente. ASSOCIAÇÃO DOS FUNCIONÁRIOS DO GRUPO SANTANDER BANESPA, BANESPREV E CABESP p.p. Alexandre Vieira Monteiro. PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEH. p.p. Itaú Unibanco S.A. Wilson Bruno Zanim de Freitas. CAPITAL WORLD GROWTH AND INCOME FUND INC; EUROPACIFIC GROWTH FUND; T ROWER PRICE INTERNATIONAL FUNDS: T. ROWE PRICE LATIN AMERICAN FUND; MINEWORKERS PENSION SCHEME;  THE BOEING CO. EMPLOYEE RETIREMENT PLAN TRUST; THE INCOME FUND OF AMERICA, INC; NEW WORLD FUND, INC.; COINVEST LTD; NORGES BANK; T. ROWE PRICE FUNDS SICAV; ZURICH INVESTMENT MANAGEMENT LTD AS TRUSTEE FOR ZURICH INTERNATIONAL EQUITIES FUND; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUND; BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND; AUSTRALIAN REWARD INVESTMENT ALLIANCE; CAPITAL INTERNACIONAL FUND; HEALTH SUPER FUND; DSG RETIREMENT AND EMPLOYEE SECURITY SCHEME; CAPITAL INCOME BUILDER, INC; BAA PENSION SCHEME; AUSCOAL SUPERANNUATION PTY LTD. p.p. HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. Wilson Bruno Zanim de Freitas. ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ALASKA PERMANENT FUND; alberta teachers retirement fund; allegiant international equity fund; AMERICAN ELETRIC POWER SYSTEM RETIREE LIFE INSURANCE TRUST; AMERICAN ELETRIC POWER SYSTEM RETIREE MEDICAL TRUST FCUE; AMERICAN FUNDS INS SERIES NEW WORLD FUND; AMERICAN FUNDS INSURANCE SERIES INTERNATIONAL FUNDS; AT&T UNION WELFARE

[Free English Translation]

BENEFIT TRUST;  bedfordshire pension fund; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD;  blue ridge limited partnership; CADBURY PENSION TRUST LIMITED; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTIMENT BOARD; CANADIAN BROADCASTING CORPORATION PENSION PLAN;  CHRYSLER LLC MASTER TERIMENT TRUST;  COLLEGE RETIREMENT EQUITIES FUND; eaton vance structured emerging markets fund; ELFUN DIVERSIFIED FUND; ELFUN INTERNATIONAL EQUITY FUND; EMERGING MARKETS INDEX non-lendable fund b; EMERGING MARKETS Strategic insights non-lendable fund; EMERGING MARKETS Strategic insights non-lendable fund B; EMERGING MARKETS SUDAN FREE EQUITY INDEX fund; fife council pension fund; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA;  GE ASSET MANAGEMENT CANAD FUND - GLOBAL EQUITY SECTION; GE ASSET MANAGEMENT CANADA FUND - EMERGING M. EQUITY SECTION;  GE FUNDS; GE Global Equity Fund; GE INSTITUTIONAL FUNDS; GE International Equity Fund;  GE INVESTIMENTS FUNDS, INC.; ibm savings plan; ING EMERGING COUNTRIES FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUND II INTERNATIONAL EQUITY INDEX FUND;  JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A;  JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST b;  kbsh eafe equity fund; kbsh private global value fund; LAZARD GLOBAL ACTIVE FUNDS, PLC;  MACKENZIE UNIVERSAL INTERATIONAL STOCK FUND; MACKENZIE UNIVERSAL INTERNATIONAL STOCK CLASS; mANAGERS INTERNATIONAL EQUITY FUND; MARVIN & PALMER FUNDS PLC; MASTER TRUST FOR SIEMENS PENSION PLANS; mfs meridian funds – emerging markets equity fund; mfs meridian funds – latin american equity fund; MFS VARIABLE INSURANCE TRUST II – MFS EMERGING MARKETS EQUITY PORTFOLIO; MICROSOFT GLOBAL FINANCE; MONSANTO PENSION PLAN; morgan stanley strategist fund; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; national pension service; NORTHERN TELECOM PENSION TRUST; NORTHERN TRUST QUANTITATIVE FUND PLC; NORTHERN NON-UCITS COMMON CONTRACTUAL FUND; NORTHWESTERN MUTUAL SERIES FUND, INC.- EMERGING MARKETS EQUITY PORTFOLIO; PFIZER IRELAND (RINGASKIDDY) PENSION PLAN; PFIZER IRELAND PENSION PLAN;  PFIZER PENSION TRUSTEES LIMITED; REUTERS PENSION FUND; RIO TINTO PENSION FUND TRUSTEES LIMITED; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SIGNATURE CANADIAN BALANCE FUND; SIGNATURE global income & growth fund; SIGNATURE global income & growth CORPORATE CLASS; SIGNATURE income & growth CFUND; SIGNATURE select canadian corporate class; SIGNATURE SELECT CANADIAN FUND; skylon growth & INCOME

[Free English Translation]

TRUST; STATE OF californiapublic employees retirement system; STRATHCLYDE PENSION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS;  THE FUTURE FUND BOARD OF GUARDIANS; THE NEW ECONOMY FUND; THE PENSIONS TRUST; TIME WARNER INC. MASTER PENSION TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; VANGuard FTSE ALL-WORLD EX-US INDEX FD, A SERIES OF VANGARD INTERNATIONAL EQUITY INDEX FUNDS; Vanguard Emerging Markets Stock Index Fund; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGARD INTERNATIONAL EQUITY INDEX FUNDS. p.p. CITIBANK N.A. Wilson Bruno Zanim de Freitas.

I certified that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 27, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer